Mail Stop 3561

September 14, 2007

Michael Enemaerke, Chief Executive Officer
Cross Atlantic Commodities, Inc.
2800 Glades Circle, Suite 124
Weston, Florida 33327

      Re: **Cross Atlantic Commodities, Inc.**
              Amendment No. 3 to Registration Statement on Form SB-2
              Filed August 23, 2007
              File No. 333-140377

Dear Mr. Enemaerke:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Stockholders, page 27

1. We note your responses to comments 2 and 3 in our letter dated August 9, 2007. In footnote one, you state that the percentages in your table are based upon the 23,682,340 shares of your common stock issued and outstanding and 20,208,334 shares of your common stock "that the selling shareholders, in the aggregate, own or have the right to own prior to the offering." Please revise this statement to make clear, if true, that the calculation of the selling shareholders' 20,208,334 shares was based upon the number of shares underlying the selling shareholders' notes and warrants. Please also clarify why you expect the number of shares that will be outstanding after the offering will increase by 50,000 shares to 23,732,340, as you indicate on page 6.

*   *   *   *   *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review.

Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via Facsimile